

December 27, 2021

Ben Rodgers
Chief Financial Officer and Treasurer
Altus Midstream Company
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

Re: Altus Midstream Company
      Preliminary Proxy Statement on Schedule 14A
      Filed November 16, 2021
      File No. 001-38048

Dear Mr. Rodgers:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Troy Harder